SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

Centrais Elétricas Brasileiras S/A ("Company" or "Eletrobras") informs its shareholders and the market in general that received, on July 8, 2016, the Official Letter No. 335/2016-CVM/SEP/GEA-1 of Securities and Exchange Commission ("CVM"), requesting clarification regarding news published by the newspaper “Valor On Line”, entitled: " Partners of Eletrobras hinder 'devastates' in San Antonio ", as transcribed by the end of this notice.

In response to the Official Letter in question, the Company clarifies the following:

1.   According to Market Announcements disclosed by the Company as well as the Material Fact of May 11, 2016, Eletrobras faced some difficulties to carry out the investigation conducted by the law firm Hogan Lovellse, in relation to certain special purpose companies in which Eletrobras holds minority interest, direct or indirect.

2.   In case of the special purpose company Madeira Energia S.A. ("SPE Santo Antônio Energia"), responsible for the hydroelectric project of Santo Antônio, Eletrobras, through its subsidiary Furnas S.A. ("Furnas"), holds 39% the share capital of SPE Santo Antônio Energia, in partnership with other investors.

3.   The SPE Santo Antônio Energia understood that the obligation to carry out the investigation in question can not be imposed, since SPE Santo Antônio Energia would not be subject to obligations of a public company with shares listed on the New York Stock Exchange ("NYSE"), such as Eletrobras. Furthermore, SPE Santo Antonio understood that the right to supervise, conferred to the shareholders of the SPE by Law No. 6.404/76, does not allow the intended investigation.

4.   Based on this understanding, the SPE Santo Antônio Energia did not authorize the access of Hogan Lovells, for purposes of investigations, despite all the negotiating efforts of the Company and its subsidiary Furnas.

MARKET ANNOUNCEMENT

5.   How there is no alternative, Eletrobras and Furnas entered with 2 (two) lawsuits against the SPE Santo Antônio Energia, aiming at obtaining judicial authorization to carry out the investigation, but due to the negative of that company, the judicial decisions indicated that, based on Brazilian legislation in effect, Eletrobras could only proceed with the investigation by consent of the SPE Santo Antônio Energia. Eletrobras has appealed the lower court decision, but the appeal was not yet been judged.

6.   As disclosed in the Material Fact of May 11, 2016, this discordance with companies in which Eletrobras holds no shareholding control contributed to the delay in the investigation of Hogan Lovells and therefore for not timely filing the 2014 Form 20-F until May 18, 2016, with the Securities and Exchange Commission ("SEC") and NYSE.

7.   However, Eletrobras continues to adopt the appropriate procedures in order to  Hogan Lovells complete the investigations within the limits permitted by Brazilian law, so that Eletrobras can file the Forms 20F of 2014 and 2015, as required by US law.

8.   In this respect, we would like to clarify, further the market announcements released on July 4 and 5, 2016, the investigation of Hogan Lovells is being carried out independently of the criminal prosecution, in progress at the the 7th Federal Criminal Court of Rio de Janeiro, where defendants are the former CEO of Eletrobras Thermonuclear S.A ("Eletronuclear"), Sr.Othon Luiz Pinheiro da Silva and others.

9.   In the above-mentioned criminal prosecution, the Company joined as assistant prosecutor of the Federal Prosecutor's Office, which is the author of the lawsuit. The investigations that culminated in the process were carried out by the Federal Police and the Federal Prosecutor's Office.

10.  On the other hand, the investigation conducted by Hogan Lovells has the purpose, in particular: (i) evaluate and investigate specific allegations of illegal activities against the Eletrobras companies under the FCPA and Anti-Corruption Brazilian Law; (ii) review and evaluate internal controls of Eletrobras from the perspective of US law; (iii) review other issues related to this topic that may affect Eletrobras; and (iv) evaluate the possible impact of the investigation results in the financial statements of the Eletrobras companies, if there are. The Hogan Lovells has the support of several subcontracted companies in this investigation.

MARKET ANNOUNCEMENT

11. The investigation of Hogan Lovells, although covering various corporate projects and other made through special purpose entities, should be considered as a single investigation with the targets mentioned above, and not several separate investigations of projects and therefore, there is no comment regarding the reports or partial information.

12. As indicated in the Company's 2016 Reference Form (Formulário de Referência), the works and information of the investigation are not available to the Company's Executive Board and are treated in absolutely restricted and independent way, under the management of the Independent Commission of Investigation ("CIGI") and the Board of Directors.

13. As soon as the investigations conducted by Hogan Lovells are completed and approved, under the created governance structure, and if lead findings which produce sufficient information and data for the Company to evaluates, according to the laws of Brazil and the United States, the possible occurrence of impacts on the Financial Statements, the Company will be given for these data and informations the applicable legal and regulatory treatment.

Rio de Janeiro, July 11, 2016.

Armando Casado de Araujo

CFO and Investor Relations Officer

MARKET ANNOUNCEMENT

Free Translation Officlal Letter nº 335/2016-CVM/SEP/GEA-1

“Subject: Clarification request about News”

Dear Officer,

1.       We make reference to the news published today in the newspaper “Valor Online”, under the headline: "Eletrobras’ Partners of Eletrobras hinder 'devastates' in San Antonio " in which the following statements can be found:

‘[…]

External investigators hired by Eletrobras - led by office Hogan Lovells and the independent commission that has the former Minister of the Federal Supreme Court (STF) Ellen Gracie - want to extend the inquiry currently in progress at holding company and certain of its subsidiaries for Santo Antonio. The claim is necessary to filling an unqualified opinion report in United States and therefore reverses the suspension of its receipts trading of its shares at New York Stock Exchange - in force since May.

However, Madeira Energia, owner of the plant, which has as partners of the controlling group Odebrecht, Andrade Gutierrez and FI- FGTS, refuse the request.

Facing with the refuse, Eletrobras and Furnas filed for court an order to require Santo Antonio to accept the investigation, which involves tracking e-mails, collecting computers and business documents analyzed by programs "big data." But, were unsuccessful in the first two attempts.

[…]’

2.       Relating to this, we determine that you, Mr Director, clarify whether the news is true, and, if confirmed its veracity, shall explain the reasons that understood not to be relevant fact, as well comment about other information deemed important, especially as the results of any internal and contracted investigations by the issuer on the subject.

3.       This answer should take place through the Empresa.NET System category: Notice to the Market, type: Clarifications Inquiries CVM/BOVESPA, subject: Disclosed in the news media, which should include a transcript of this Official Letter.

4.       We warn that the order of the Superintendence of Corporate Relations, in exercise of its legal powers and on the basis of section II of Article 9 of Law 6,385/76 and CVM Instruction No. 452/07, it will be the determined the application of fine in the amount of R$ 1,000.00 (one thousand reais), without prejudice to other administrative sanctions for non-compliance with the requirement contained in this notice within 1 (one) business day from the date of knowledge of content of this expedient, sent exclusively by e-mail, despite the provisions of the sole paragraph of art. 6 of CVM Instruction 358/02.

Regards

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 11, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.